SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
ANNOUNCES INCREASE OF CAPITAL

Paulo Roberto Cruz Cozza
Contacts	Chief Financial Officer and Director of Investor Relations
Joana Serafim
Investor Relations
(41) 9913-0006 / 312-6862
jserafim@timsul.com.br
Leonardo Marques Wanderley
Investor Relations
(81) 9923-0023 / (41) 312-6862
lwanderley@timsul.com.br
Website
http://www.timpartri.com.br

Curitiba, March 9, 2005 – TIM Participações S.A. (BOVESPA: TCLS3 and TCLS4; and NYSE: TSU), the holding company of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A., announces its capital increase (not registered in US market).

The Company’s General meeting held on March 09, 2005 approved the capital increase of the Company in the amount of R$ 54,954,027.06 (fifty-four million nine hundred fifty-four thousand twenty seven Reais and six cents), which corresponds to the amount of the fiscal benefit accrued by the companies controlled by the TSU in the fiscal year of 2004. Such benefit results from the amortization of the goodwill by such controlled companies during the fiscal year of 2000, at the conditions specified below. The present capital increase is definitive and does not depend in the homologation of the Shareholders’Meeting. In accordance with the CVM Ruling 319/99 and the Agreements of Merger, such amount will be used for paying a capital increase in the controlled companies, subsequent to a capital increase in the Company subscribed by TIM Brasil Serviços e Participações S.A., beneficiary and holder of said amounts. The terms of the capital increase will be the following:

a) shares to be issued: the capital increase will be made with the issuance of shares in a way that the ratio of 37,7% of common shares and 62.3% of preferred shares is maintained, being issued, therefore, 6,093,084,511 (six billion ninety-three million eighty-four thousand five hundred eleven) common shares and 10,072,063,725 (ten billion seventy-two million sixty-three thousand seven hundred twenty five) preferred shares;

b) share price: the share price will be R$ 3.25 (three Reais and twenty five cents) for each lot of 1,000 common shares and R$ 3.49 (three Reais and forty nine cents) for each lot of 1,000 preferred shares. Such price corresponds to the average price of the Company’s shares at the São Paulo Stock Exchange at 10 trading days prior to February 1, 2005;

c) minority shareholder’s preemptive rights term: Starting on March 10, 2005 and ending on April 8, 2005 (30 days, pursuant to the provisions provided for in §4th of Article 171 of Law 6,404/76);

d) Dividends: the newly issued shares will be entitled to full dividend rights regarding the fiscal year of 2005;

e) Preemptive right ratio: shareholders of common shares shall apply a 0.02301072 factor per share when subscribing common shares, and shareholders of preferred shares shall apply the same factor; when subscribing preferred shares;

f) Terms of payment: Cash on subscription;

In addition, the Company’s General meeting also approved the capital increase in the amount of R$ 115,542,244.73 (one hundred fifteen million five hundred forty two thousand two hundred forty four Reais and seventy three cents), in accordance with §2nd of Article 40 of the Company’s By-Laws and §1st of Article 169 of Law 6,404/76. Such capital increase will benefit all the Company’s shareholders and will be made without the issuance of new shares.

In light of the capital increases specified above it was approved the amendment to Article 5th of the Company’s By-Laws, which shall read hereafter as follows: “Art. 5th. – The paid-in capital is R$ 1,055,000,000. 00 (one billion fifty-five million Reais), represented by 718,670,240,370 (seven hundred eighteen billion six hundred seventy million two hundred forty thousand three hundred seventy) shares, of which 270,886,381,393 (two hundred seventy billion eight hundred eighty six million three hundred eighty one thousand three hundred ninety three) are common shares and 447,783,858,977 (four hundred forty seven billion seven hundred eighty three million eight hundred fifty eight thousand nine hundred seventy seven) are preferred nominative shares without par value.”

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 10, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer